Sanofi-aventis appoints Dr. Richard

Klausner

as Chairman of the Strategic Development

and Scientific Advisory Council

Paris, France - March 11, 2011 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) is pleased to announce the appointment of Dr. Richard Klausner to Chairman of the Strategic Development and Scientific Advisory Council (SDSAC), effective March 1, 2011. Dr. Klausner will work directly with Dr. Elias Zerhouni, President, Global Research & Development and also will act as special scientific and strategic advisor to Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis.

Created in November 2010 and initially chaired by Dr. Elias Zerhouni, the SDSAC is a unique structure developed to enhance sanofi-aventis’ scientific discovery in a collaborative approach with external advisors. This council has been one of the most forward-looking projects sanofi-aventis has initiated within its renewed R&D organization.

“The Council is a vital part of our efforts to open sanofi-aventis’ research and development efforts to outside perspectives”, said Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “It demonstrates our conviction in the benefit of partnering to further develop a truly world-class research and development platform for future innovation for the benefit of patients around the world. We are delighted and most grateful to Dr. Klausner for accepting the invitation to be part of this important venture.”

“Under Dr. Klausner’s leadership and together with some of the most talented scientists around the world, the goal of this Council is to capitalize on the great minds of today to help us challenge current discoveries, identify new trends in science and deepen our relationship with the external scientific world,” said Dr. Elias Zerhouni, President, Global Research & Development.

Dr. Richard Klausner’s biography

Dr. Klausner is the former Executive Director for Global Health of the Bill and Melinda Gates Foundation. He was Director of the National Cancer Institute (NCI) between 1995 and 2001. He is currently partner at the Column Group, a San Francisco based venture firm. His research has been recognized with awards including the Outstanding Investigator Award from the American Federation of Clinical Research and the William Damashek Prize for major discoveries in haematology. He received the 1997-1998 Dickson Prize in Medicine and the 1998 Raymond Bourgine Award. He has served as an Advisor to the Presidents of the Academies on counterterrorism and as Liaison to the White House Office of Science & Technology Policy. He is a member of the National Academy of Sciences, the Institute of Medicine and the American Academy of Arts and Sciences. Dr. Klausner is a past president of the American Society of Clinical Investigation and has been Chairman of the National Science Education Standards Projects of the National Academy of Sciences.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).